AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

28 June 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO 82-4797

Please find enclosed information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9922 8644.

Yours faithfully

L J Fisk
Group Manager Corporate Services
& Company Secretary

Update on NGC's Gas Supply Position

28 June 2004

On 2 June 2004 NGC Holdings Limited (NGC) announced the new delivery arrangements for remaining Maui gas reserves following agreements by all parties to the Maui gas supply contracts. On 24 May 2004 NGC announced it had finalised agreements with Shell New Zealand to buy approximately 105 petajoules (PJ) of gas from the Pohokura and Kapuni fields.

Following these deals, NGC is in a position to update its overall gas supply position, which principally includes contractual entitlements to gas from the Maui, Kapuni and Pohokura gas fields, all located in Taranaki.

As previously reported, under the Maui agreements, the Maui Mining Companies (MMCs) are committed to deliver 367 PJ, which is the amount determined by the Independent Expert during the formal Maui gas redetermination process last year to be the level of remaining economically recoverable gas reserves as at 1 January 2003. This gas is to be delivered by June 2009 and the field will no longer be subject to any further redetermination.

The MMCs have also undertaken to optimise gas deliverability to meet the requirements of the downstream buyers, which include NGC. A forecasting process will be implemented to replace the existing fixed daily and annual contract quantity regime. This will involve aligning buyers' nominated quantities with a delivery profile provided by the MMCs.

The MMCs can make additional sales above the 367 PJ quantity, provided the field can deliver sufficient gas. A tranche of 40 PJ of gas above this quantity will be reserved for Methanex New Zealand, with NGC and Contact Energy

holding rights of first refusal on any additional Maui gas volumes that may become available, at a price to be determined.

The agreements with Shell New Zealand for approximately 105 PJ of gas from the Pohokura and Kapuni fields include a settlement of a gas supply indemnity arrangement dating from 1992, initially with Fletcher Challenge Energy, and subsequently with Shell following its acquisition of Fletcher Challenge Energy in 2001. As previously reported, NGC had exercised an option under the indemnity to purchase up to 70PJ of gas from Shell, and the parties had been negotiating a detailed contract. Under the agreements, NGC will purchase Pohokura gas in the period following commissioning of the field production facilities, expected to be in July 2006, until 2010. Purchases of Kapuni gas from Shell will be in the period 2005 to 2013.

The exact volume of Pohokura gas to be purchased by NGC will depend on the Pohokura joint venture obtaining a field mining permit, the start of post-commissioning production, the amount of gas actually produced and supply to higher priority customers. The amount of Kapuni gas purchased from Shell will depend on the level of Pohokura gas deliveries.

Contact:

Steve Bielby
General Counsel
NGC Holdings Limited
Phone: 04 – 462 8787
Mobile: 027 – 2452469

FILE NO 82-4797

Additional gas supply arrangements for winter

22 June, 2004

The Australian Gas Light Company (AGL) is putting in place additional gas supply arrangements for New South Wales and the ACT for winter, following notification of reduced gas pressure in the Moomba to Sydney gas pipeline (MSP).

MSP owner, The Australian Pipeline Trust (APT), has notified AGL that it will be implementing a pressure management regime in the MSP due to stress corrosion cracking (minute hairline cracks in the steel pipe - a condition not uncommon in high pressure pipelines) being identified on a section of the pipeline in a remote area of South Australia. This will result in the pipeline operating at lower pressures than normal over winter.

"As a consequence of these pressure management arrangements, AGL is putting in place additional contingency supply arrangements via the Eastern Gas Pipeline to help meet customer demand during peak times in the winter period. Subject to any unforeseen circumstances, including extended periods of cold weather across South East Australia, AGL believes gas supply to the ACT and New South Wales should be unaffected," AGL Group Manager External and Regulatory Affairs Jane McAloon said.

AGL is working closely with APT and the relevant regulatory authorities to ensure the situation continues to be appropriately managed.

"Our portfolio of diversified gas supply arrangements will play an important role in providing us with flexibility to help meet peak demands over the winter period," Ms McAloon concluded.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9922 8352
Mobile: 0416 275 273

Contact: Peter Wood, Media Liaison Officer
Mobile: 0402 060 100

AGL
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Footy fans urged to dig deep for charity

11 June 2004

Footy fans are encouraged to bring a coin donation for Melbourne Citymission when they make their way to the Carlton vs Hawthorn Friday night match at Telstra Dome.

As part of a community investment program, employee volunteers from a leading Australian energy retailer, AGL will be outside Telstra Dome tonight seeking donations on behalf of Melbourne Citymission.

Through its much-needed work Melbourne Citymission knows that on any given night in Victoria more than 20,000 people are homeless.

Monies raised by AGL staff outside Telstra Dome will be directed to Melbourne Citymission *'Homeless, not Helpless'* campaign. The campaign raises awareness and funds for Victoria's homeless and those at risk of homelessness.

AGL's General Manager Victoria, Tony Beach has encouraged everyone who plans to watch the game live at Telstra Dome to dig deep and support a very worthy cause.

Supporters will be notified of the funds raised during a special announcement at half time.

AGL's community investment program, *Energy for Life,* focuses on providing direct support for the homeless sector by fully funding the winter energy bills of selected emergency and crisis accommodation services for homeless persons. AGL's Warmth in Winter program will provide more than 106,000 warm nights for homeless people this winter.

Melbourne Citymission's Special Events Coordinator, Amanda Warrick has welcomed AGL's support of the *'Homeless, not Helpless'* campaign.

"It's great to see a company like AGL, through their Energy for Life program, make a difference by supporting us. All funds from the *'Homeless, not Helpless'* campaign will go to Melbourne Citymission's homelessness services, helping thousands of Victorians every year." Ms Warrick said.

Earlier this year AGL also announced a partnership with three of the AFL's leading footy clubs, Hawthorn, Carlton and Essendon. This partnership gives club members the chance to sign up for great energy offers and the chance to win special money can't buy experiences with their club.

AGL's latest '200 Club' winner and Blues supporter, Barry Lamont will be in the warm up rooms at Telstra Dome on Friday to see his team's pre-match preparations and then enjoy the club's official half-time function.

Barry has been a Carlton supporter for more than seven years and yelled a 'you beauty' when he heard the news that he had won.

Other lucky prize winners include, Richard Jones from Hawthorn and Peter

Davis from Essendon.

Donations to Melbourne Citymission 'Homeless, not Helpless' campaign can be made at www.mcm.org.au or 03 8625 4444

Further Enquiries:

Contact: Julie Psaralogos, Acting Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0439 073 821

FILE NO 82-4797

AGL wins Energy Defence contracts

4 June 2004

The Australian Gas Light Company (AGL) has today announced it has signed multi-year contracts with a total value of around $50 million with the Commonwealth Department of Defence across the states of Victoria, ACT and New South Wales.

AGL won the contracts to sell electricity to the Department of Defence, beginning
1 July 2004, through a competitive tender process, which included submissions from several other energy retailers.

AGL Managing Director, Greg Martin said he was particularly pleased with the two stage tender process, which not only focused on the delivery of competitive pricing, but also additional value delivered over the term of the contract.

"AGL is an expert in developing tailored energy solutions that focus on how energy is used, not just the price it is purchased for," Mr Martin said.

Mr Martin added that large volume users, such as the Department of Defence, were able to benefit from this approach, maximising the savings offered by AGL over the life of the contract.

"AGL was not only able to provide a competitive price for the Department of Defence, but also demonstrated measurable customer value through our innovative approach to managing energy efficiency."

AGL's sales growth is underpinned by its business strategy to support more customers to use less, saving on the overall cost of energy needs.

Further Enquiries:

Contact: Jane McAloon, Group Manager External and Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Julie Psaralogos, Acting Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0439 073 821

FILE NO 82-4797

Agreement on Future Maui Gas Delivery Arrangements

2 June 2004

NGC Holdings Limited said today delivery arrangements for remaining Maui gas reserves have now been agreed by all parties to the Maui gas supply contracts. Existing supply contracts have been formally varied to reflect the agreements.

Under the agreements, the Maui Mining Companies (MMCs) are to deliver 367 petajoules (PJ), which is the amount determined by the Independent Expert during the formal Maui gas redetermination process last year to be the level of remaining economically recoverable gas reserves as at 1 January 2003. This gas is to be delivered by June 2009.

Of the 367 PJ, 39% will be delivered to the Crown as prepaid gas, which is gas previously paid for by the Crown but not taken under its take-or-pay contract with the MMCs.

The MMCs have undertaken to optimise gas deliverability to meet the requirements of the downstream buyers, which include NGC. A forecasting process will be implemented to replace the existing fixed daily and annual contract quantity regime. This will involve aligning buyers' nominated quantities with a delivery profile provided by the MMCs.

The MMCs are able to develop gas reserves in excess of 367 PJ. A tranche of 40 PJ of gas above this volume will be reserved for Methanex New Zealand, with NGC and Contact Energy holding rights of first refusal on any additional Maui gas volumes that may become available, at a price to be determined.

NGC Chief Executive Phil James said: "NGC is satisfied with the outcome of the complex discussions surrounding the future Maui gas supply arrangements. We now have certainty around quantities, including access to our prepaid and advance paid gas entitlements, and the market generally can now plan ahead with greater clarity. In particular, the agreements will remove an overhang of uncertainty for explorers, who can now better evaluate opportunities for new gas."

As at 1 January 2003, NGC held entitlements to 119 PJ of the remaining reserves of 367 PJ. Taking account of usage since then, NGC's share of the 367 PJ now totals approximately 49 PJ, which NGC expects will be used by mid-2006 at the current rate of sales.

NGC's Maui gas entitlement includes prepaid gas, paid for but not taken under its take or pay contract with the Crown, and advance paid gas, which NGC purchased from the Crown in 1990 for delivery in annual scheduled entitlements up to 2009.

As previously reported, NGC has been accelerating the amortisation of its prepaid and advance paid gas entitlements to reflect the downward

redetermination of the Maui gas reserves. The new arrangements have confirmed the basis for NGC's reported expectation for these entitlements to amount to 66.7 PJ as at 30 June 2003. The approximately 49 PJ of Maui gas entitlements now available to NGC includes 44 PJ of prepaid and advance paid gas.

Mr James noted that NGC continues to have entitlements to Kapuni gas and has been working with other explorer/producers to facilitate the development of smaller fields and the availability of new gas supplies to the market.

"We are also sourcing gas from Westech Energy's Surrey field, we are on schedule to complete the Kahili field surface production facilities and to commence Kahili gas purchases from Austral Pacific Energy in July, and we have recently concluded agreements with Shell to purchase gas from the Pohokura and Kapuni fields."

Mr James concluded: "While the market for gas remains tight, we have worked hard in this period to review our customers' needs and to ensure that our supply position was able to meet them."

Contact:
Keith FitzPatrick
Manager External Relations
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027 – 443 8349

The above media release from NGC Holdings Limited (NGC) was released to the ASX this morning. NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

Further Enquiries:

Jane McAloon
Group Manager External Affairs
Direct: (02) 9921-2349
Mobile: 0419 447 384

Jane Counsel
Media Relations Manager
Direct: (02) 9921-2352
Mobile: 0416 275 273

NGC Analysing Commerce Commission Draft Report

24 May 2004

NGC Holdings Limited said it is carefully analysing the Commerce Commission's Gas Control Inquiry draft report, released on Friday.

Chief Executive Phil James said the draft report raises many complex issues that will require comprehensive analysis before NGC can respond in any more detail.

The Commission's inquiry under Section 52 of the Commerce Act requires it to recommend to the Minister of Energy whether there are net benefits to acquirers from the control of pipeline services. The Commission has reached a preliminary view that there are, and has made a draft recommendation that control should be imposed on most of the gas transmission and distribution businesses in New Zealand.

However, when reporting against the Minister's specific request that it also investigate whether there are net public benefits overall, the Commission's draft report finds that control will in fact result in a net public cost, apart from the case of NGC where it is required to take account of foreign ownership factors.

Mr James said, "The Commission's draft report raises broader issues regarding foreign investment in New Zealand. This is particularly important for the energy sector where overseas capital is needed for upstream exploration and production, and downstream infrastructure development."

Mr James stressed that this is an interim view by the Commission and there will be opportunities for NGC to make further submissions, including at a conference hearing in July. NGC will continue to participate fully in this process, which is expected to culminate with the Commission's final report to the Minister of Energy by November.

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited
Phone: 04 462 8704
Mobile: 027 443 8349

FILE NO 82-4797

NGC Concludes Gas Agreements with Shell

24 May 2004

NGC Holdings Limited said today it has finalised agreements with Shell New Zealand to buy approximately 105 petajoules (PJ) of gas from the Pohokura and Kapuni fields.

The agreements include a settlement of a gas supply indemnity arrangement dating from 1992, initially with Fletcher Challenge Energy, and subsequently with Shell following its acquisition of Fletcher Challenge Energy in 2001. As previously reported, NGC had exercised an option under the indemnity to purchase up to 70PJ of gas from Shell, and the parties had been negotiating a detailed contract.

Under the agreements, NGC will purchase Pohokura gas in the period following commissioning of the field production facilities, expected to be in July 2006, until 2010. Purchases of Kapuni gas from Shell will be in the period 2005 to 2013.

The exact volume of Pohokura gas to be purchased by NGC will depend on the Pohokura joint venture obtaining a field mining permit, the start of post-commissioning production, the amount of gas actually produced and supply to higher priority customers. The amount of Kapuni gas purchased from Shell will depend on the level of Pohokura gas deliveries.

The gas purchase price under the agreements is commercially confidential. It includes commodity and nominated capacity charges and will be paid monthly on a price per gigajoule basis.

NGC Chief Executive Phil James said the agreements together represented an important and positive event for the Company and for the New Zealand gas industry. NGC was particularly happy to now have clarity around the delivery of gas under the indemnity agreement.

"While discussions around final delivery arrangements for remaining Maui gas reserves have yet to be completed, it has been very pleasing to work closely with Shell to resolve the historic indemnity issue and to facilitate the delivery of Pohokura gas to the market at the earliest possible time."

Mr James added the agreements would strengthen NGC's ability to supply customers in the post-Maui period.

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027 – 443 8349

FILE NO 82-4797

AGL proposes to expand Hallett plant

26 April 2004

The Australian Gas Light Company (AGL) is considering a $100 million plus expansion of the Company's gas-fired peaking power plant at Hallett, north of Adelaide.

AGL has formally lodged a development application with the Regional Council of Goyder to more than double the generation capacity of the Hallett plant to 430 megawatts.

"This proposed expansion of the gas-fired plant at Hallett reflects AGL's view that demand for peaking power generation capacity will continue to grow in South Australia", Managing Director Greg Martin said.

"We expect the Hallett plant to play an important role in helping meet that increased demand and in the process, help stabilise electricity prices in periods of peak electricity consumption."

Mr Martin expected that a decision whether to proceed with an expansion of the Hallett plant would be made late in 2005.

"The final decision to expand the Hallett plant will be dependent upon market signals for new capacity, a detailed economic evaluation and a stable regulatory environment," Mr Martin concluded.

The Hallett gas-fired plant was first commissioned in late 2002 and currently has 180 megawatts of installed power generation capacity. A $100 million plus expansion of the plant would bring AGL's total investment in South Australia to $500 million.

Further Enquiries:

Contact: Jane McAloon, Group Manager External and Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

FILE NO 82-4797

NGC in Informal Discussions

23 April, 2004

In response to market speculation today, NGC Holdings Limited confirms it is in informal discussions with both Powerco and Vector on potential opportunities, but added it is not appropriate to discuss the nature of those talks at this time.

NGC Chief Executive Phil James said NGC has consistently advised the market over the past year that it is actively seeking growth opportunities, particularly in energy infrastructure.

"This is consistent with NGC's clearly-stated objective of developing its position as a leading New Zealand energy services business," he said.

Mr James continued: "The energy sector is dynamic and continually presents growth opportunities. In pursuing them, it is to be expected that NGC will, from time to time, hold discussions with other companies, particularly those engaged in similar activities. These particular talks are in their infancy and there is no certainty as to outcome."

Mr James said NGC is aware of its information disclosure obligations and will make timely announcements as and when it has material information to disclose.

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027 – 443 8349

The above media release from NGC Holdings Limited (NGC) was released to the ASX this afternoon. NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

Further Enquiries:

Jane McAloon
Group Manager External Affairs
Direct: (02) 9921-2349
Mobile: 0419 447 384

Jane Counsel

Media Relations Manager
Direct: (02) 9921-2352
Mobile: 0416 275 273

GEAC completes Loy Yang A acquisition

8 April 2004

JOINT STATEMENT FROM GEAC CONSORTIUM PARTNERS

The Great Energy Alliance Corporation (GEAC) shareholders The Australian Gas Light Company (AGL), the Tokyo Electric Power Company (TEPCO) and a group of Commonwealth Bank led investors, have today completed the $3.48 billion acquisition of the Loy Yang A Power Station and mine.

"This is an important milestone for GEAC and AGL in what has been a complex transaction over the last eighteen months," AGL Managing Director Greg Martin said.

"AGL's investment in Loy Yang A, along with our consortium partners TEPCO and Commonwealth Bank led investors, reflects the continued successful execution of AGL's power generation strategy," Mr Martin added.

Successful completion of the sale has resulted in a total debt restructure that places Loy Yang A in a much stronger financial position. Debt facilities of the business have been restructured to reduce the debt exposure to around $3.0 billion, which is non recourse to GEAC shareholders. The bullet repayment of $500 million, previously due on 8 April 2004, has been included in the restructured debt facilities. GEAC will make the next bullet repayment in 2008.

GEAC has raised A$621 million in fresh equity capital from its shareholders resulting in an ownership stake of 32.5 per cent for both AGL and TEPCO, with the balance held by investors led by the Commonwealth Bank, which include MTAA, Westscheme and Mitsui & Co.

"The net result of this is that Loy Yang A has been placed on a firmer footing and the uncertainty about the ownership of this significant Victorian asset has been resolved," Commonwealth Bank Group Executive, Institutional & Business Services, Michael Ullmer said.

"The Bank's vision on Loy Yang A allowed us to work with AGL, and subsequently TEPCO, to create GEAC which has now stabilised Loy Yang's long term future as a viable investment proposition. Our experience in the infrastructure sector in the domestic market enabled a debt, mezzanine and equity deal that optimised the outcome for the various stakeholders", Mr Ullmer added.

TEPCO Managing Director, Susumu Shirakawa welcomed the finalisation of the acquisition.

"This is the largest investment TEPCO has made in an overseas power generation plant and our first venture in Victoria. TEPCO looks forward to developing these stronger ties in the Victorian and Australian marketplace as we contemplate further energy investments," Mr Shirakawa said.

The GEAC shareholders, excluding AGL, have formed a separate entity called Loy Yang Marketing Holdings Pty Ltd whose wholly owned subsidiary, Loy Yang Marketing Management Pty Ltd, will act as an agent of Loy Yang Power to perform energy dispatch and trading functions. Consistent with Federal Court undertakings, AGL will not have representation or economic interest in the Loy Yang Marketing Management or the Marketing Holding companies.

Under the new structure, Ian Nethercote will be the CEO of GEAC and will have responsibility for the operation of the power station and the mine. Ken Thompson has been appointed as the General Manager of Loy Yang Marketing Management Pty Ltd.

Commonwealth Bank and JP Morgan acted as joint financial advisors.

Further Enquiries:

AGL
Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

Commonwealth Bank
Contact: Dawn Willis, Adviser Media & Public Relations Group Corporate Relations
Direct: (02) 9378 2662

GEAC
Contact: Vinay Kolhatkar, Chairman/ Michelle Dorman
Direct: (02) 9312 3382/ (02) 9312 0048
Mobile 0414 998 641/ 0411 879 904

FILE NO 82-4797

AGL

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Status of Loy Yang A Share Sale Agreement

31 March 2004

The Australian Gas Light Company (AGL), together with its Great Energy Alliance Corporation (GEAC) consortium partners, has today confirmed with the Loy Yang A Power Partners including Horizon Energy Investment Group, that the Share Sale Agreement has been extended to facilitate finalisation of all documentation.

All parties now expect to complete the Share Sale Agreement, including meeting all conditions required to achieve financial close, by 8 April, 2004.

The GEAC consortium was formed by AGL, The Tokyo Electric Power Company (TEPCO) and Commonwealth Bank-led investors last year specifically to purchase the Loy Yang A Power Station.

Further Enquiries:

Contact: Jane McAloon, Group Manager External & Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

FILE NO 82-4797

Canunda Wind Farm puts AGL on Green Map

17 March 2004

AGL continues to expand its Green Energy initiatives nationally through its latest commitment to purchase the entire electricity output of the Canunda Wind Farm to be established in South Australia later this year.

AGL has signed a power purchase agreement with International Power (Australia) developers, owners and operators of the multi-million dollar project, which will be established at Lake Bonney, near Millicent in SA.

Canunda is the second purchasing agreement AGL has established with a Wind Farm in SA, following an earlier agreement with Starfish Hill, which started producing wind-powered electricity late last year.

The Canunda Wind Farm, comprising of 23 turbines, is expected to be commercially operational by first quarter 2005. AGL will purchase 135,000 megawatt hours per year of wind generated energy from Canunda. This is enough energy to power approximately 30,000 homes.

AGL Managing Director Greg Martin said the purchase agreement with Canunda was an important part of the company's commitment to environmentally sustainable practices.

"AGL takes its responsibility to the environment very seriously. Our company is involved in a range of renewable energy initiatives across Australia, designed to reduce greenhouse gases and make a positive contribution to where we live," Mr Martin said.

"AGL is committed to measuring and reducing greenhouse gases through its business activities and providing customers with product choices, which help them make a contribution to reduce greenhouse gas emissions generated by our modern lifestyles."

This latest initiative is consistent with AGL's strategy to invest in renewable energy through electricity purchasing arrangements, investments in renewable power generation and a broad range of environmental programs.

AGL's wider national environmental program involves the purchase of electricity from a number of renewable energy sources including wind and power generation. The company also owns and operates landfill extraction sites and cogeneration facilities.

This program includes:

- An existing arrangement with the Tarong Energy-owned Starfish Hill for the purchase of up to 120,000-megawatt hours of wind generated electricity in South Australia.

- The installation of solar technology at AGL's Wilpena Pound power station also in South Australia.

- Purchase of landfill generated electricity from various sites across Australia including West Nowra in NSW. Two projects are currently under construction near Hobart in Tasmania.

- Owning and operating a biogas electricity generation facility in Victoria.

- Owning and operating cogeneration facilities at Coopers Brewery in South Australia.

- Involvement in a cogeneration facility at the University of Western Sydney in New South Wales.

Mr Martin said these projects offered AGL long-term sustainable alternatives in addition to the more traditional types of electricity generation.

In addition AGL also has developed a range of AGL Green Choice ™ products for residential and business customers. These products enable customers to reduce greenhouse gas emissions associated with traditional electricity generation.

Customers may support the reduction of greenhouse gases in the environment through AGL Green Energy. By choosing this option, customers are able to source up to 100 per cent of their energy consumption with energy generated from a renewable energy source.

Additionally, AGL's newest Green product offering - AGL Green Balance, enables customers to offset up to 100 per cent of the greenhouse gas emissions associated with their household energy use. AGL Green Balance is the first product of its kind to be certified 'Greenhouse Friendly' by the Australian Government Office (AGO).

For more information on AGL's Green Choice ™ products, customers should visit www.agl.com.au or call 131 245.

AGL is the country's largest energy retailer with more than 3.1 million customers across Australia.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

FILE NO 82-4797

Loy Yang completion targeted for end March

12 March 2004

The Australian Gas Light Company (AGL), together with its Great Energy Alliance Corporation (GEAC) partners, today welcomed the announcement of Horizon Energy Investment Limited that their Senior Lenders have agreed to the extension of the repayment date of the bullet payment to 31 March 2004.

This follows substantial progress on the key conditions precedent to the completion of the acquisition of Loy Yang A.

"Given the complexity of this transaction, we are pleased with this development," AGL Managing Director Greg Martin said.

"AGL will continue to work with our GEAC partners, the Tokyo Electric Power Company (TEPCO) and Commonwealth Bank led investors, to finalise conditions precedent and conclude negotiations of the documentation required to achieve financial close. This is anticipated to be around 31 March 2004," Mr Martin added.

The Share Sale Agreement remains on foot to enable these final steps to be concluded.

Further Enquiries:

Contact: Jane McAloon, Group Manager External and Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

FILE NO 82-4797

Loy Yang A Transaction

1 March 2004

The Australian Gas Light Company (AGL) notes the statement of Horizon Energy Investment Limited released today.

AGL together with its Great Energy Alliance Corporation (GEAC) members, The Tokyo Electric Power Company (TEPCO) and Commonwealth Bank led investors, are continuing to work towards resolving the outstanding conditions precedent as soon as possible or by no later than the extension date of the Loy Yang Power Share Sale Agreement.

The Agreement was recently extended to March 12 2004 to enable resolution of the outstanding conditions precedent.

Further Enquiries:

Contact: Jane McAloon, Group Manager External & Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

FILE NO 82-4797

AGL

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Loy Yang A Transaction

27 February 2004

The Australian Gas Light Company (AGL) notes the trading halt placed on Horizon Energy Investment Limited today.

The Loy Yang Power Sale Agreement was recently extended to March 12 2004 to enable resolution of the outstanding conditions precedent.

As advised to the market yesterday and notwithstanding Horizon's trading halt, AGL together with its Great Energy Alliance Corporation (GEAC) members, The Tokyo Electric Power Company (TEPCO) and Commonwealth Bank led investors are continuing to explore all avenues to resolve the outstanding conditions precedent.

Further Enquiries:

Contact: Jane McAloon, Group Manager External & Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

FILE NO 82-4797

AGL reports strong interim result

26 February 2004

AGL Results for the Half Year ended December 2003

Highlights

Strong underlying performance from core businesses including energy retailing and energy networks

- Revenue up 10% to $2.2 billion
- Reported Profit up 8% to $205.7 million
- Operating cash flow up 11% to $375.7 million
- Underlying net profit up 21% to $226.1 million
- Underlying Earnings per share increased by 15% to 49.9cps
- Interim dividend of 29cps up 3cps, franked to 76%
- "A" credit rating confirmed

Major Items of Note

- Cooler weather in NSW and Vic increased networks throughput and retail sales volumes
- Retail tariff certainty - 4 year price path in Victoria
- Trade Practices clearance on Loy Yang A
- Successful capital return and bond raising by NGC Holdings (NZ)

The Australian Gas Light Company (AGL) today reported profit attributable to Shareholders of $205.7 million for the six months to December 31, 2003, up 7.9 per cent. Underlying profit increased by 20.7 per cent to $226.1 million for the same period.

AGL Chairman Mr Mark Johnson said, "AGL is continuing to execute successfully its strategy of building a market leading portfolio of energy supply businesses. The company has had a particularly good six months in which our retail and network businesses have contributed strongly to the overall results.

"In light of the half year results, the AGL Board has declared an interim dividend of 29 cents per share (franked to 76 per cent) payable on 26 March, 2004. This compares to the previous corresponding half year's interim dividend of 26 cents per share (franked to 62 per cent). The Dividend Reinvestment Plan remains suspended.

"The interim dividend has been increased to achieve a better balance in the amount paid to shareholders between the first and second half of the financial year," Mr Johnson added.

AGL Managing Director Mr Greg Martin said, "AGL's operating results from its portfolio of energy businesses have been very pleasing. The 25 per cent

increase in EBIT from our energy retail business over the half year was driven by a full six month contribution from the enlarged Victorian business, strong gas sales in Victoria and NSW due to cooler weather and an overall improvement in performance in those two markets.

"EBIT from gas networks has risen by 12 per cent and electricity networks by 18 per cent from the prior corresponding period, predominantly reflecting higher throughput due to cooler weather and new connections," Mr Martin added.

Operating cash flow was up 11 per cent to $375.7 million, gearing further reduced to 38.3 per cent, underlying earnings per share rose by 15 per cent to 49.9c per share and AGL's "A" credit rating was confirmed during the half year. The reported result included net negative significant items of $12.5 million.

"AGL's strong financial position when combined with our free cash flow, positions the company to deliver organic growth from the existing business portfolio as well as internally financing attractive acquisition opportunities," Mr Martin added.

As previously advised, the completion of the acquisition of Loy Yang A is subject to satisfaction of two remaining significant conditions precedent. The Share Sale Agreement, including the exclusivity arrangements, has been extended to 12 March 2004 giving the consortium additional time to meet these conditions.

Looking ahead Mr Martin said, "AGL is well placed to build on the strong first half which, due to favourable trading conditions and second half costs associated with the Moomba gas supply incident, is likely to represent between 62 to 64 per cent of the full year underlying result.

"Subject to the effect of factors such as summer electricity demand, as well as any unforeseen circumstances in the second half, underlying EPS growth for the full year is expected to be between 6 to 9 per cent," Mr Martin concluded.

Further Enquiries:

Jane McAloon
Group Manager External and Regulatory Affairs
Direct: 02 9921 2349
Mobile: 0419 447 384

Jane Counsel
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

NGC Reports $50.7m Interim Profit, Resumes Dividend Imputation

24 February 2004

NGC Holdings Limited recorded net earnings of $50.7 million for the six months ended 31 December 2003 up from $35.4 million in the corresponding prior period. The Company also announced the resumption of full dividend imputation.

Announcing the interim result today the Chairman, Greg Martin, said: "This is a pleasing outcome which reflects the continuing benefits of the business and capital restructuring programme commenced in 2002 and completed in 2003."

The period-on-period results are not directly comparable due to the contribution to the 2002 half-year result of the since discontinued electricity generation and mass-market gas retailing activities. NGC's debt position was also different. Prior to 4 December 2003 NGC carried no debt, resulting in finance costs for the period of just $0.6 million, compared with $27.5 million in the 2002 half year. This, and the absence of operating and depreciation costs associated with the divested businesses, more than offset the lost margin contribution from the divested businesses. Overall, sales declined from $362.3 million to $249.3 million.

Mr Martin said, "As previously signalled, NGC has recovered its ability to apply imputation credits to dividend payments. With the utilisation of prior-year tax losses, the Directors have declared an interim dividend of 8.5 cents per share, fully imputed, compared with an unimputed interim dividend of 4 cents per share for the 2002 half year."

The dividend will be paid on 22 March 2004 to shareholders that are registered on 12 March 2004.

"Following NGC's strategic repositioning of the last two years, the Company is now focused on its core businesses of energy infrastructure and metering, and its related businesses of gas and LPG trading. NGC is pursuing value for shareholders by continually improving its operating effectiveness and carefully managing its market positions," Mr Martin said.

NGC successfully completed a significant capital restructure in December last year comprising the 3:7 share cancellation, the associated $524.7 million capital return to shareholders, and the $200 million bond issue.

Mr Martin continued, "The new capital structure was more appropriate to the nature of NGC's business. At period-end, the Company carried total debt of $437.9 million, made up of the $200 million fixed-interest bonds and $237.9 million of borrowings from its bank funding facilities. After the share cancellation, shareholders' funds stood at $313.8 million, compared with $677.2 million as at 31 December 2003, with gearing at a comfortable 57.4%."

The Chief Executive, Phil James, said NGC continued to generate strong

operating cash flows, amounting to $130.8 million, despite mixed trading conditions during the half-year. A difficult gas trading environment, reflecting uncertainties around the ongoing discussions on future Maui gas delivery profiles, contrasted with significant growth in an increasingly buoyant LPG market.

Total natural gas sales declined by 18% to 32.8 petajoules (PJ), with lower volumes delivered across all consumer groups. Gas sales for electricity generation declined by 45% to 8.4 PJ and sales to petrochemical manufacturers were 8% lower at 8 PJ.

The total New Zealand LPG market, by contrast, increased by about 8% to 155,000 tonnes. In line with this growth, LPG produced and sold by NGC through its On gas retail business increased by approximately 9.4% to 22,807 tonnes, and LPG distributed domestically by NGC's subsidiary, Liquigas, increased by approximately 16% to 52,867 tonnes.

Mr James said: "It has been a period of considerable operational accomplishment for NGC across all of our businesses. We have returned the Kapuni gas treatment plant to full processing capacity and further developed the gas gathering project with the finalisation of arrangements for bringing Kahili gas on stream. We expanded our electricity meter asset base with the purchase of 1,200 interval meters from d-Cypha in October and 6,700 mass market and interval meters from TrustPower in August, and we reinforced our LPG infrastructure and delivery capabilities, particularly through new reticulation opportunities in the South Island and the expansion of LPG storage capacity at Kapuni."

Mr James concluded, "Gas supply uncertainties are likely to lead to more difficult trading conditions for natural gas sales and transportation, although the LPG market will remain buoyant. We will continue to consolidate NGC's metering businesses, to develop new products and enhance our market position."

"Revenues and margins overall are expected to be lower in the second half, with net earnings lower in the second half due to the very different capital and debt profile following the capital return. As such, net earnings for the first half are likely to represent around 70% of the full year result."

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027 – 443 8349

The above media release from NGC Holdings Limited (NGC) was released to the ASX this morning. NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

Further Enquiries:

Jane McAloon
Group Manager External Affairs
Direct: (02) 9921-2349
Mobile: 0419 447 384

Jane Counsel
Media Relations Manager
Direct: (02) 9921-2352

Mobile: 0416 275 273

AGL moving to complete Loy Yang acquisition

2 February 2004

The Australian Gas Light Company (AGL) and its Great Energy Alliance Corporation (GEAC) consortium partners, The Tokyo Electric Power Company Incorporated (TEPCO) and a group of financial investors led by the Commonwealth Bank, today resolved to complete the acquisition of Loy Yang A as soon as possible.

This follows the Federal Court decision of December 19, 2003, which found that AGL's proposed acquisition of a minority interest in Loy Yang A was not in breach of the Trade Practices Act.

"AGL and GEAC are very pleased with this outcome including today's announcement by the Australian Competition and Consumer Commission (ACCC) that they will not appeal the Court judgement," AGL Managing Director Greg Martin said.

AGL and GEAC have provided a further undertaking to the ACCC relating to monitoring of compliance with the Court lodged Undertaking, consistent with the Federal Court decision.

"We are now moving to complete the acquisition of Loy Yang A by expeditiously satisfying the remaining significant conditions precedent relating to Loy Yang A's financier approvals and Victorian stamp duty," Mr Martin concluded.

GEAC was formed at the beginning of 2003 by AGL, TEPCO and a group of financial investors led by the Commonwealth Bank to acquire Loy Yang A.

Further Enquiries:
Contact: Jane McAloon, Group Manager External & Regulatory Affairs
Direct: (02) 9921 2349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273